SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

DATED: February 7, 2018

Commission File No. 001-36738

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On January 31, 2018, Navios Maritime Midstream Partners L.P. (“Navios Midstream”) issued a press release announcing its cash distribution for the quarter ended December 31, 2017, and its financial results for the fourth quarter and year ended December 31, 2017. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

The information contained in this report, except the second paragraph of Exhibit 99.1, which contains certain quotes by the Chairman and Chief Executive Officer of Navios Midstream, is hereby incorporated by reference into Navios Midstream’s Registration Statement on Form F-3, File No. 333-208623.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: February 7, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated January 31, 2018